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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           VIDEO JUKEBOX NETWORK, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                   92656G 10 8
                                 (CUSIP Number)

                                 Lawrence Mestel
                                    Director
                          Island Trading Company, Inc.
                                825 Eighth Avenue
                                   24th Floor
                            New York, New York 10019
                                 (212) 333-6789
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                  June 3, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


Check the following box if a fee is being paid with the statement [ ]


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1)       Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person Island Trading Company, Inc.
         Taxpayer Identification No. 13-3170327

2)       Check Appropriate Box if a Member of a Group
          (a) [ ]
          (b) [ ]

3)       SEC Use Only

4)       Source of Funds
         WC

5) Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)
         [ ]

6)       Citizenship or Place of Organization
         New York

                  7)       Sole Voting Power
Number of
 Shares
Beneficially      8)       Shared Voting Power
 Owned By                  3,500,000
  Each
Reporting         9)       Sole Dispositive Power
 Person
  With
                  10)      Shared Dispositive Power
                           3,500,000

11)      Aggregate Amount Beneficially Owned By Each Reporting Person
         3,500,000

12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [ ]

13)      Percent of Class Represented By Amount in Row (11)
         14.62%

14)      Type of Reporting Person
         CO


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                  This amended and restated statement (the "Statement") is filed to disclose the participation of Island Trading Company, Inc., a New York corporation ("Island Trading"), in a sale of outstanding shares of the Company (as defined below) to a wholly owned subsidiary of Liberty Media Corporation, a Delaware corporation ("Liberty Media"). Pursuant to a letter agreement and term sheet (together, the "Letter Agreement") between StarNet/CEA II Partners and StarNet, Inc. (the "StarNet Group"), as sellers, and Liberty Media, through a wholly owned subsidiary ("Liberty Purchaser"), as buyer, the holders of outstanding shares of the Company have negotiated an arrangement to sell certain outstanding shares and to grant irrevocable proxies and options with regard to
certain  other  outstanding  shares  to  Liberty   Purchaser.   Island  Trading,
exercising its Tag Along Rights (as defined below) granted to it under, and pursuant to, the Tag Along Agreement (as defined below) is participating in this transaction to the fullest extent permissible under the terms of the Tag Along Agreement.


Item 1.  Security and Issuer.

                  This Statement relates to the common stock, $.001 par value per share (the "Common Stock"), of Video Jukebox Network, Inc., a Florida corporation (the "Company"). The address of the principal executive offices of the Company is 12000 Biscayne Boulevard, Miami, Florida 33181.

Item 2.  Identity and Background.

                  (a)-(c) and (f). This Statement is being filed by Island Trading, a wholly-owned subsidiary of Island International Limited, a Bahamian corporation ("Island International"), the capital stock of which is held by The Island Settlement, a Bahamian trust (the "Island Trust") for the benefit of certain beneficiaries. Island Trading and Island International are each engaged in music, entertainment and real estate-related ventures. The address of Island Trading's principal executive offices is 400 Lafayette Street, New York, New York 10003. The address of Island International's principal executive offices, and the address of the Island Trust, is c/o Mees Pierson (Bahamas) Limited, Bank America House, 308 East Bay Street, Nassau, Bahamas.

                  The names, business addresses, principal occupations and citizenship of the executive officers and directors of Island Trading and the trustee of the Island Trust are set forth on Annex A hereto and are incorporated herein by reference.

                  (d) and (e). During the last five years, Island Trading, Island International, the Island Trust and, to the best

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knowledge  of Island  Trading,  the persons  listed on Annex A have  not  (i)
been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of April 21, 1994, between the Company and Island Trading (a copy of which, including exhibits, was filed in paper format as Exhibit 1 and is incorporated herein by reference), Island Trading acquired from the Company on such date (i) 2,500,000 newly-issued shares of Common Stock, (ii) an immediately exercisable option to purchase 500,000 shares of Common Stock at an exercise price of $2.00 per share expiring on April 20, 1995, (iii) an immediately exercisable option to purchase 1,000,000 shares of Common Stock at an exercise price of $5.00 per share expiring on April 20, 1996 and (iv) an immediately exercisable option to purchase 1,000,000 shares of Common Stock at an exercise price of $6.00 per share expiring on April 20, 1997 ((ii), (iii) and (iv) collectively, the "Options"). The aggregate purchase price paid by Island Trading was $5,000,000, which was provided from working capital.

Item 4.  Purpose of Transaction.

                  The shares of Common Stock and the Options beneficially owned by Island Trading on the date of this Statement were acquired for investment by Island Trading.

                  Island Trading may from time to time acquire additional shares of Common Stock and Options through open market or privately negotiated transactions depending on existing market conditions and other considerations discussed below. Island Trading intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of the Common Stock and Options, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in the Company.

                  Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of April 21, 1994, between the Company and Island Trading, Island Trading was granted certain demand and piggyback registration rights with

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                  respect to the shares of Common  Stock and the 500,000  shares of Common Stock underlying the $2.00 Options, as well as certain piggyback registration rights with respect to the 2,000,000 shares of Common Stock underlying the $5.00 and $6.00 Options.

                  Pursuant to a Consulting Agreement (the "Consulting Agreement"), dated as of April 21, 1994, between the Company and Island Trading, Island Trading agreed to provide the Company with music and merchandising consulting services as well as assistance in developing its programming and on-air look for a term of two years. In exchange for Island Trading's services, the Company agreed to pay Island Trading a monthly fee of $20,833, payable in three-month installments either in cash or shares of Common Stock at the sole discretion of the Company. If the Company decides to pay Island Trading in shares of Common Stock, the number of shares will be determined by taking the average of the closing bid and asked prices of the shares of Common Stock over a period of sixty consecutive business days preceding the end of each three-month period.

                  Pursuant  to  and  as  a  condition  of  the  Stock   Purchase
Agreement, Chris Blackwell, a consultant to Island Trading, was appointed to the Company's Board of Directors on April 21, 1994.

                  Pursuant to a Lease Agreement (the "Lease Agreement"), dated as of April 21, 1994, between the Company and Island Trading, the Company agreed to lease from Island Trading approximately 16,000 square feet of space in two adjoining premises in South Beach, Miami Beach, Florida. The term of the lease is for seven years, which term commences upon the substantial completion of the premises by Island Trading. Payment of rent by the Company commences six months thereafter at a base rental rate of $22.00 per square foot for the first year of the lease term and ranging up to $39.00 per square foot for the seventh and final year of the lease term. The base rental rate does not include certain operating expenses to be borne by the Company for the entire term of the lease and capped for the first three years of the lease term. After the second year of the lease, the Company has agreed to lease an additional 1,800 square feet in one of the premises at a base rental rate of $13.00 per square foot (not including the operating expenses referred to above) with a $.50 per square foot escalation each year thereafter. Under the Lease Agreement, the Company has the right to renew the lease subject to the negotiation of a new rental rate.

                  Pursuant to a Tag-Along Agreement (the "Tag-Along Agreement"), dated as of April 21, 1994, by and among Island Trading, CEA Investors Partnership II, Ltd. ("CEA II, Ltd."), StarNet Interactive Entertainment, Inc. ("StarNet") and StarNet/CEA II Partners ("StarNet/CEA"), Island Trading was granted the right, under certain circumstances in which (i) shares of Common Stock held by StarNet/CEA or (ii) interests in

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                  StarNet/CEA,  StarNet  or CEA II,  Ltd.,  are to be  sold,  to include a proportionate number of shares of Common Stock held by Island Trading in such sale on the same terms and conditions on which StarNet/CEA proposes to sell the shares of Common Stock held by it or the appropriate party proposes to sell its interests in StarNet/CEA, StarNet or CEA II, Ltd. (the "Tag-Along Rights"). Reciprocal Tag-Along Rights were granted by Island Trading to StarNet/CEA, StarNet and CEA II, Ltd. with respect to (i) the sale by Island Trading of shares of Common Stock purchased from the Company or held upon exercise of the Options or (ii) the sale of interests in a limited purpose Island Trading affiliate holding such Common Stock. The reciprocal Tag-Along Rights granted by Island Trading are effective upon the earlier of (i) April 21, 1995 or (ii) the date Island Trading has exercised Options for no less than 500,000 shares of Common Stock. StarNet/CEA agreed to vote its shares of Common Stock in favor of Chris Blackwell or such other Island Trading designee to the Board of Directors of the Company as is reasonably acceptable.

                  Island Trading has determined to dispose of a portion of its interest in the Company's common stock held by it in a proposed sale thereof to Liberty Purchaser and to grant to Liberty Purchaser options for the purchase of and irrevocable proxies for the voting of additional shares of the Company's common stock. The StarNet Group and Liberty Media have negotiated the Letter Agreement describing the details of the proposed transaction, a copy of which is filed with this Statement as Exhibit 2.

Item 5.  Interest in Securities of Issuer.

                  On April 21, 1996, Island Trading's immediately exercisable option to purchase 1,000,000 shares of Common Stock at an exercise price of $5.00 per share expired. As a result of the expiration of such option, each of Island Trading, Island International and the Island Trust may be deemed to beneficially own 3,500,000 shares of Common Stock, or approximately 14.62% of the Common Stock outstanding (based on approximately 23,944,281 shares outstanding as of May 13, 1996), consisting of 2,500,000 shares of Common Stock (or approximately 10.44% of the Common Stock outstanding) and Options to purchase 1,000,000 shares of Common Stock at an exercise price of $6.00 per share. For purposes of Sections 13(d) and (g) of the Securities Exchange Act of 1934, each of Island International and the Island Trust disclaims beneficial ownership of any securities covered by this Statement. Island Trading, Island International and the Island Trust have shared voting and dispositive power over the Common Stock and Options held by Island Trading.

                  If the proposed transaction is consummated as contemplated by the Letter Agreement, Island Trading's participation as permitted under, and pursuant to, the Tag Along Agreement would be approximately as follows:


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                                          Anticipated Number of
       Anticipated Number of                Shares Covered by
         Shares to be Sold                 Options and Proxies

              833,333                            833,333

                  Upon closing of the proposed transaction (including the shares subject to the options and proxies), Island Trading would have beneficial ownership of approximately 1,833,334 shares of which it has shared voting power and shared dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Other than the Registration Rights Agreement, the Consulting Agreement, the Lease Agreement and the Tag-Along Agreement, each as described in response to Item 4 (which response is incorporated herein by reference), and the Letter Agreement, and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between Island Trading, Island International or the Island Trust and any other person, or, to the best knowledge of Island Trading, among any of the persons listed on Annex A or between any of the persons listed on Annex A and any other person, with respect to securities of the Company.

                  As noted above, the StarNet Group has entered into the Letter Agreement with Liberty Purchaser, pursuant to which Liberty Purchaser has agreed to purchase certain outstanding shares of the Company's common stock. Island Trading is participating in the proposed transaction to the fullest extent permissible under, and pursuant to, the Tag Along Agreement. The details of the proposed transaction are contained in the Letter Agreement, a copy of which is attached hereto as Exhibit 2, and which is hereby incorporated by reference.

Item 7.  Material to be filed as Exhibits.

                    Exhibit 1 Stock Purchase Agreement, dated as of April 21, 1994, between
                                               the Company   and   Island
                                               Trading, including exhibits
                                               thereto

                    Exhibit 2 Letter Agreement dated May 15, 1996 between StarNet/CEA II
                                               Partners and StarNet, Inc., and
                                               Liberty Media Corporation, with
                                               attached Term Sheet.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:         June 10, 1996                     ISLAND TRADING COMPANY, INC.



                                                 By:   /s/ LAWRENCE MESTEL
                                                 Name:  Lawrence Mestel
                                                 Title: Director


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                                     ANNEX A

                             IDENTITY AND BACKGROUND

                  Listed   below  are  the  names,   addresses   and
principal occupations of the executive officers and directors of Island Trading and the trustee of the Island Trust. Except as noted below, each of the persons listed below is a United States citizen.


A.       Island Trading

         1.       Executive Officers

Name                                 Address                                    Principal Occupation

Jeff Dalla Betta                     Island Trading Company, Inc.               Vice President
                                     400 Lafayette Street
                                     New York, NY  10003

Dan Genetti                          Island Trading Company, Inc.               Vice President
                                     400 Lafayette Street
                                     New York, NY  10003

Wendy Hart                           Island Trading Company, Inc.               Vice President
                                     400 Lafayette Street
                                     New York, NY  10003

Glen Hutloff                         Island Trading Company, Inc.               Vice President
                                     400 Lafayette Street
                                     New York, NY  10003

Andrew Terentjev                     Island Trading Company, Inc.               Vice President
                                     400 Lafayette Street
                                     New York, NY  10003

Doreen Crujerias                     Island Trading Company, Inc.               Secretary
                                     400 Lafayette Street
                                     New York, NY  10003



         2.       Directors

Name                                    Address                                Principal Occupation

Ian D. Fair                             Mees Pierson (Bahamas) Limited         Chairman of Mees
(Citizen of United Kingdom)             Bank America House                     Pierson (Bahamas)
                                        308 East Bay Street                    Limited
                                        Nassau, Bahamas

Alastair Macbeath                       Island Trading Company, Ltd.           Financial Controller--
(Citizen of United Kingdom)             22 St. Peter's Square                  Island Trading Company, Ltd.
                                        London W69NW England

Lawrence Mestel                         Island Records, Inc.                   Senior Vice President and Chief
                                        400 Lafayette Street                   Financial Officer
                                        New York, NY  10003



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B.   Island Trust

              1.  Trustee

Name                                    Address                                Principal Occupation

Mees Pierson                            Bank America House                               --
(Bahamas) Limited                       308 East Bay Street
                                        Nassau, Bahamas




     2.  Executive Officers


Ian D. Fair                             Mees Pierson                           Chairman of Mees
                                        (Bahamas) Limited                      Pierson (Bahamas) Limited
                                        Bank America House
                                        308 East Bay Street
                                        Nassau, Bahamas



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                     EXHIBIT INDEX



                                                            Page Number in
                                                             Sequentially
Exhibit No.               Name                               Numbered Copy

 Exhibit 1    Stock Purchase Agreement, dated as           Previously filed
              of April 21, 1994, between the               in Paper Format
              Company and Island Trading,
              including exhibits thereto

 Exhibit 2    Letter Agreement, dated as of May                    12
              15, 1996, between StarNet/CEA II
              Partners, StarNet, Inc. and Liberty
              Media Corporation, including
              attached Term Sheet